

January 27, 2012

<u>Via E-mail</u>
Mr. William Collins
Chairman, President and Chief Executive Officer
Trellis Earth Products, Inc.
9125 S.W. Ridder Road, Suite D
Wilsonville, OR 97070

> **Re:** **Trellis Earth Products, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **File No. 333-176970**

Dear Mr. Collins:

We have reviewed your response letter and the above-referenced filing, and we have the following comments.

<u>General</u>

1. We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. We note that you now intend to engage a placement agent rather than an underwriter. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the placement agent arrangements for the offering.

Use of Proceeds, page 13

4. As you are now conducting this offering on a best efforts basis with no minimum amount of securities required to be sold, please revise this section to discuss your plans if substantially less than the maximum proceeds are obtained. For example, you may consider disclosing how you will distribute proceeds if you obtain 10%, 25%, and 50% of the proceeds. Refer to Instruction 1 to Item 504 of Regulation S-K. This comment also applies to the dilution section.

Capitalization, page 14

5. We note that this is a best efforts, no minimum offering. Please, therefore, revise your capitalization table so that it does not reflect the receipt or application of offering proceeds. In this regard, we note the possibility that these proceeds may not be obtained.

Executive Compensation, page 37

Summary Compensation Table, page 37

6. We note the almost 60 percent increase in Mr. Collins' compensation from 2010 to 2011. Please explain the reasons for this increase. Refer to Item 402(o) of Regulation S-K.

Employment Agreements, page 37

7. We note that you plan to pay Mr. Collins a $75,000 bonus upon your receipt of $3 million in this offering as well as another $75,000 bonus upon your receipt of $6 million in this offering. Please clarify whether these bonuses are to be paid from proceeds of the offering, and reflect their distribution, if appropriate, in the use of proceeds section.

Item 17. Undertakings, page II-4

8. As you are now conducting this offering pursuant to Rule 415 under the Securities Act of 1933, as amended, please provide the undertakings required by Item 512(a) of Regulation S-K.

You may contact Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Marcelle S. Balcombe, Esq.
        Sichenzia Ross Friedman Ference Anslow LLP